 Exhibit (a)(1)(vii)
Shareworks banner:
As announced on August 24, 2026, Arbutus has commenced a tender offer to purchase for cash up to $230 million of its common shares. As a participant in Shareworks, you may have common shares in your Shareworks account that you can choose to tender. If you wish to tender common shares held at Shareworks, you must provide your instructions to finance@arbutusbio.com by 5:00PM ET on September 25, 2026. If you want to exercise stock options and tender common shares received upon exercise, you must exercise your stock options by 5:00PM ET on September 22, 2026.
Refer to the email communication you received from Arbutus Finance on August 24, 2026 for more information. If you have any questions, please contact finance@arbutusbio.com.

Email:
Dear Arbutus Shareworks Participants,
I am writing to let you know that Arbutus Biopharma Corporation has officially launched a tender offer to purchase up to US$230 million of its common shares at a purchase price of not less than $5.00 per share and not more than $5.75 per share. The tender offer commenced on August 24, 2026 and is scheduled to expire on September 29, 2026.
What does this mean for individuals who hold Arbutus shares or equity awards at Shareworks at Morgan Stanley at Work?
The tender offer is a voluntary opportunity for shareholders to sell some or all of their shares back to Arbutus at the terms described in the tender offer materials. The launch of the tender offer does not change the terms of your existing equity awards.
Shareholders who have (a) exercised vested stock options and hold such shares issued upon exercise, (b) hold vested restricted stock units (RSUs), or (c) purchased shares through our Employee Stock Purchase Program (ESPP), and in each case, hold such shares in a Shareworks account, will need to contact Arbutus’ Finance team at finance@arbutusbio.com to request that Shareworks tender such shares. Such shareholders must provide instructions on how such Shares should be tendered, and complete instructions need to be submitted to Arbutus’ Finance team by 5:00 PM ET on September 25, 2026, so that Arbutus can submit them to Shareworks in advance of the expiration of the tender offer. Shareholders who submit tendering instructions but wish to withdraw their tender must notify Arbutus’ Finance team at finance@arbutusbio.com by 5:00 PM ET on September 25, 2026.
If you hold stock options that have not been exercised or RSUs that have not vested, those awards are not shares and therefore are not directly eligible to be tendered. If you want to exercise stock options and tender shares received upon exercise, you must exercise your stock options by 5:00PM ET on September 22, 2026.
Please refer to the following materials for additional information:
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Tender offer materials (including an Offer to Purchase and accompanying Issuer Bid Circular and other related Offer documents) which will be mailed to each of you.

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Employee FAQ attached to this email, which provides answers to common questions.

Online access to Shareworks accounts is available at https://abus.solium.com. Shareholders with Shareworks accounts may also contact Shareworks at (877) 380-7793. Shareholders who have transferred shares from Shareworks to another account, may tender such shares from that account.
This communication is not an offer to buy or the solicitation of an offer to sell any security to any person in any jurisdiction in which such offer or solicitation is unlawful. The tender offer is being made pursuant to the Offer to Purchase and Issuer Bid Circular, and the other tender offer materials, which will be sent to Shareworks participants promptly after commencement of the tender offer. Each of these documents is being filed with the SEC and applicable Canadian regulatory authorities, and shareholders may obtain a free copy of these documents from the SEC’s website at www.sec.gov and the System for Electronic Data Analysis and Retrieval of the Canadian Administrators (SEDAR+) at www.sedarplus.ca, by calling Georgeson LLC, the information agent for the tender offer, toll-free at (877) 816-4522, or by visiting Arbutus’s website at investor.arbutusbio.com. Shareholders are urged to read carefully the Offer to Purchase and Bid Circular, and other tender offer materials because they contain important information, including the terms and conditions of the tender offer, that shareholders should consider before making any decision with respect to the tender offer.
If you have general questions about the tender offer or the information in the FAQ, please reach out to finance@arbutusbio.com.
Thank you,
Tuan